UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10

GENERAL FORM FOR REGISTRATION OF SECURITIES
Pursuant to Section 12(b) or (g) of the Securities Exchange Act of 1934

PHOTOAMIGO, INC.
 (Exact name of registrant as specified in its charter)

Nevada	20-5422795
(State of other jurisdiction of incorporation or organization)	(IRS Employer Identification No.)

2532 Foothill Road, Santa Barbara,  CA 93105
 (Address of Principal Executive Offices) (Zip Code)

(805) 965-0699
(Registrant’s telephone number, including area code)

Securities to be Registered Under Section 12(b) of the Act:
None

Securities to be Registered Under Section 12(g) of the Act:
Common Stock, Par Value $0.001
(Title of Class)

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company.  See definitions of “large accelerated filer,” “accelerated filer,” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☐ (Do not check if a smaller reporting company)	Smaller reporting company	☒

Item 1. Business

General

We were incorporated in the State of Nevada on April 2, 2008.  Since inception, we have engaged in activities to formulate and implement our business plan.

Overview

We provide social networking and photo sharing from the website PhotoAmigo.com.  As of Januray 31, 2010, our website had 4,402 users using our free photo sharing products. We also maintain the domain names PhotoAmigo.net, fotoamigo.com and fotoamigo.net.  These domain names all redirect incoming traffic to our main website, PhotoAmigo.com.

Our website currently allows users to upload photos, share comments via photo blogs, and print photos through third-party vendors.  Our free services allows users to upload up to ten photos per day.  We offer a premium service which is priced at $19.99 per year and allows for unlimited uploading of photos.  As of the date of this prospectus, all of our users are using our free service.

In addition to our photo sharing services, we offer display advertising on our site through Google Adsense.  We do not currently generate any revenue through advertising, and we estimate that we will require a minimum of six months to begin generating revenue from display advertising.  In order to generate revenue from advertising, we will need to increase traffic to our website.

Business Strategy

Our business strategy is to engage users by offering free photo sharing and social networking services.  We believe that by offering a full suite of services for free, we can eventually get users to upgrade their membership for more photo sharing storage space.  Currently, we offer the following services to our members:

●
Full html in guestbooks and photo descriptions--by providing html based pages, users are able to embed video, audio and links within their pages.  By allowing users to include this type of data, the PhotoAmigo internal pages can provide rich media to the site’s visitors;

●	High resolution images—our image compression tools create a repository for higher resolution images for enlargements and printing;

●	Cell phone uploads—users are able to send images from their mobile phone directly to their PhotoAmigo pages;

●	In-house mail program allowing users to send and receive email originated within the site;

●	Image printing—we have integrated with Shutterfly to allow users to print their photos directly from our website.

Marketing

We will use a variety of marketing strategies to build overall traffic to the site and intend to emphasize our marketing efforts.  We plan to gain new members by offering the free subscription level but will use marketing efforts within the site to upgrade our members to a paid program.  To cultivate new members, we plan to use the following marketing strategies:

●	Search Engine Optimization
●	Google adwords (purchasing key words such as “free photo sharing”)
●	International Craigslist postings
●	Guerrilla marketing: handing out postcards and installing street posters
●	Harvesting existing photo sharing sites (direct email invites)
●	Press releases to mass publications (magazines, newspapers, radio and TV)
●	Friends, family and word of mouth.

We also believe that our success is dependent on viral marketing, which is implicit in photo sharing since our domain name is presented each time a member shares a photo.

In addition to viral marketing strategies, we intend to rely on search engine optimization techniques to increase traffic to our website over the next twelve months.  Search engine optimization, or SEO, is the process of improving the volume of traffic generated from search engines such as Google or Yahoo.  We intend to optimize our website for key terms such as "photo sharing", "photo blogs", and "free photo hosting."  There is significant competition for these keywords and other keywords that direct traffic to photo sharing websites.  Given our limited capital resources, we may be unable to optimize our site in order to generate significant traffic from search engines.

Competition

Several online sites allow for storage and printing of digital photos.  Many of these sites have grown to recognized brand names and receive millions of uploaded photos each day.  We believe that some users are interested in using a smaller site in which their photos can be featured.

Flickr was acquired by Yahoo! when it had approximately 300,000 members.  According to a 2007 article in the weblog TechCrunch.com, “Flickr now has over 1 billion photos and 37.7 million unique monthly visitors.  2.5 million new photos are uploaded daily by 15 million registered users.

Fotolog:  A February 2007 press release from the company cited 6.5 million member accounts from more than 200 countries that have shared more than 200 million photos since the site’s inception in October 2002.  The press release went on to call Fotolog “the world’s largest photo-blogging community and the third most trafficked social media network on the Internet.”  It added, “Fotolog has grown 100 percent virally since its founding in 2002, with no marketing or member incentives.”

Photobucket was founded in 2003.  $15 million was invested before Photobucket was acquired by Fox Interactive Media’s MySpace for $250 million in May of 2007, according to crunchbase.com.  “Their main revenue streams are through premium accounts and advertising.”

Reports to Security Holders

As a result of our filing of this Form 10, we will become subject to reporting obligations under the Exchange Act.  These obligations include an annual report under cover of Form 10-K, with audited financial statements, unaudited quarterly reports and the requisite proxy statements with regard to annual shareholder meetings.  The public may read and copy any material files with the SEC at the SEC’s Public Reference Room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549.  The public may obtain information of the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0030.  The SEC maintains an Internet site (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC.

Item 1A.  Risk Factors

Investing in our common stock is very risky and you should not invest unless you are prepared to lose your entire investment.

Our auditors believe there is substantial doubt that we can continue as a going concern.

In their audit report dated January 19, 2011, our auditors indicated that there was substantial doubt that we could continue as a going concern.  If we are unable to generate cash from earnings or from the sale of equity securities, we could be required to reduce our operations.

If we are unable to attract users to our website, we will be unable to attain profitability, generate revenue, expand the range of our services or enter new markets.

We have not generated any revenue since inception.    To begin generating revenues, we must attract users to our websites.  We currently offer free photo sharing services in order to attract members to our websites.  We cannot guarantee that members that have used our free membership will upgrade to a paid membership.  Furthermore, to be able to generate revenues, we will have to retain existing users and attract new ones.

 If we are not successful in attracting paid members or having members actively participate in our programs, our business and financial results will suffer.

The success of our photo sharing and social networking services depends upon our ability to attract paid photo sharing members and social networking users.  Our ability to attract paid members and users is dependent upon attracting users to our website.  We may not be able to increase the level of free member registrations or to attract paid members.  Failure to attract paid members and users would reduce our ability to implement our strategies.

Significant photo sharing competition could reduce our revenues.

There are several established websites offering photo sharing including, but not limited to, Flickr.com, Fotolog.com and Shutterfly.com.  Most users choose only one photo sharing site, and we cannot guarantee that our website will be able to compete with these established sites.  If we are unable to attract paid members, our revenue would be reduced.

Our inability to obtain capital, use internally generated cash, or use shares of our capital stock or debt to finance future expansion efforts could impair the growth and expansion of our business.

Reliance on internally generated cash or debt to finance our operations or complete business expansion efforts could substantially limit our operational and financial flexibility.  The extent to which we will be able or willing to use shares of capital stock to consummate expansions will depend on the value of our capital stock from time to time and the willingness of potential investors, sellers or business partners to accept it as full or partial payment.  Using shares of capital stock for this purpose also may result in significant dilution to our then existing shareholders.  To the extent that we are unable to use capital stock to make future expansions, our ability to grow through expansions may be limited by the extent to which we are able to raise capital for this purpose through debt or equity financings.  No assurance can be given that we will be able to obtain the necessary capital to finance a successful expansion program or our other cash needs.  If we are unable to obtain additional capital on acceptable terms, we may be required to reduce the scope of any operations.  In addition to requiring funding for expansions, we may need additional funds to implement our internal growth and operating strategies or to finance other aspects of our operations.  Our failure to (i) obtain additional capital on acceptable terms, (ii) use internally generated cash or debt to complete expansions because it significantly limits our operational or financial flexibility, or (iii)  use shares of capital stock to make future expansions may hinder our ability to actively pursue any expansion program we may decide to implement.

Our members may infringe intellectual property rights by uploading content.  Infringements could result in costly and time-consuming litigation and could limit our ability to operate as planned.

As part of a photo sharing community, members have the ability to upload their own digital content.  Due to the volume of uploaded content, it is impossible to determine if our members own the intellectual property associated with that content.  In addition to intellectual property issues, we cannot control our members from uploading sensitive or offensive material.

Changes to fees and the terms of use associated with the use of third-party payment services that our users use to make payments on our website could decrease use of our website and, therefore, our revenue.

We are not a credit card merchant and are unable to accept direct payments from our users.  Instead, we will depend on our users using third-party payment services such as PayPalTM.  In doing so, we are subject to the fees and terms of use of such third-party payment services.  From time to time, such third-party payment services may increase the fees that they charge for payment transactions or change the terms of use such that use of the payment service on our websites is less favorable than before.  These increased fees and changes in the terms of use may make it harder and more costly for people to use our websites thereby reducing our revenues and decreasing our profitability.

We do not currently maintain redundant capabilities and a catastrophic event could be costly and result in significant disruption of our services.

Our computer equipment and the telecommunications infrastructure of our third-party network provider are vulnerable to damage from fires, earthquakes, floods, power loss, telecommunications failures, terrorism and similar events.  Our servers are also vulnerable to computer viruses, worms, physical and electronic break-ins, sabotage and similar disruptions from unauthorized tampering of our computer systems.  We do not currently maintain redundant capabilities and a catastrophic event could result in a significant and extended disruption of our services.  Currently, we do not have a disaster recovery plan to address these and other vulnerabilities.  As a result, it would be difficult to operate our business in the event of a disaster.  Any prolonged disruption of our services due to these, or other events, would severely impact or shut down our business.

Our business depends on continued and unimpeded access to the Internet and Internet service providers may be able to block, degrade or charge us or our users additional fees for our offerings.

Our users rely on access to the Internet to use our websites.  Internet service providers may take measures that could degrade, disrupt or increase the cost of our websites by restricting or prohibiting the use of their lines for our websites, by filtering, blocking, delaying or degrading the packets containing the data associated with our websites, or by charging increased fees to us or our users for use of their lines for our websites.  Some of these providers may contractually restrict their customers’ access to our offerings through their terms of service with their customers.  These activities are technically feasible and may be permitted by applicable law.  In addition, Internet service providers could attempt to charge us each time our users use our websites.  Interference with our websites or higher charges for access to our websites, whether paid by us or by our users, could cause us to lose existing users, impair our ability to attract new users, and harm our revenues and growth.

Our Chief Executive Officer does not devote his full time to our operations, which could limit our operations and growth.

Robert Heckes, our Chief Executive Officer, Treasurer and a director of our company, devotes only 20% of his time to our operations, thereby potentially limiting our operations and growth.

Our results of operations and key business metrics may fluctuate, which makes our results difficult to predict and could cause our results to fall short of expectations.

Our results of operations and key business metrics may fluctuate as a result of a variety of factors, many of which are outside of our control.  As a development company in a rapidly evolving industry, it may be difficult for us and others to accurately predict future performance.  If our results of operations or key business metrics fall below the expectations of investors, the trading price of our common stock, if any, could decline.   Fluctuations in our results of operations and key business metrics may be due to a number of factors, including:

•	the number of members accessing our services and the extent of their engagement with our services;
•	variations in our advertising revenues and our ability to attract members to our social networking services; and
•	the timing and success of new service introductions by us or our competitors.

We believe that our results of operations and key business metrics may vary significantly in the future and that period-to-period comparisons of our results of operations and key business metrics may not be meaningful. You should not rely on the results of one period as an indication of our future performance. In addition, if our results of operations and key business metrics do not meet or exceed the expectations of securities analysts or investors, the price of our common stock could decline substantially.

If we are unable to develop new or enhanced features or fail to predict or respond to emerging trends, our revenue and any profitability will suffer.

Our future success will depend in part on our ability to modify or enhance our website features to meet users' demands, add features and address technological advancements. If we are unable to predict preferences or industry changes, or if we are unable to modify our website features in a timely manner, we may lose members. New features may be dependent upon our obtaining needed technology or services from third parties, which we may not be able to obtain in a timely manner, upon terms acceptable to us, or at all. We spend significant resources developing and enhancing our features. However, new or enhanced features may have technological problems or may not be accepted by users. If we are unable to successfully develop, acquire or implement new features or enhance our existing features in a timely and cost-effective manner, our revenue and any profitability will suffer.

Assertions by a third party that we infringe its intellectual property could result in costly and time-consuming litigation, expensive licenses or the inability to operate as planned.

The software and technology industries are characterized by the existence of a large number of patents, copyrights, trademarks and trade secrets and by frequent litigation based on allegations of infringement or other violations of intellectual property rights. As we face increasing competition, the possibility of intellectual property rights claims against us may grow. Our technologies may not be able to withstand third-party claims or rights restricting their use. Companies, organizations or individuals, including our competitors, may hold or obtain patents or other proprietary rights that would prevent, limit or interfere with our ability to provide our services or develop new services and features, which could make it more difficult for us to operate our business.

If we are determined to have infringed upon a third party’s intellectual property rights, we may be required to pay substantial damages, stop using technology found to be in violation of a third party’s rights or seek to obtain a license from the holder of the infringed intellectual property right, which license may not be available on reasonable terms, or at all, and may significantly increase our operating expenses or may require us to restrict our business activities in one or more respects. We may also be required to develop alternative non-infringing technology, that could require significant effort and expense or may not be feasible. In the event of a successful claim of infringement against us and our failure or inability to obtain a license to the infringed technology, our business and results of operations could be harmed.

If we fail to implement and maintain proper and effective internal controls and disclosure controls and procedures, our ability to produce accurate and timely financial statements and public reports could be impaired, which could adversely affect our operating results, our ability to operate our business and investors’ views of us.

We must ensure that we have adequate internal financial and accounting controls and procedures in place so that we can produce accurate financial statements on a timely basis. We will be required to spend considerable effort establishing and maintaining our internal controls, which will be costly and time-consuming and will need to be re-evaluated frequently. We are in the process of documenting, reviewing and, if appropriate, improving our internal controls and procedures in anticipation of being a reporting company and eventually being subject to Section 404 of the Sarbanes-Oxley Act of 2002, which will require annual management assessments of the effectiveness of our internal control over financial reporting.   Both we and our independent auditors will be testing our internal controls in anticipation of being subject to these Section 404 requirements and, as part of that documentation and testing, may identify areas for further attention and improvement. We are in the process of developing disclosure controls and procedures designed to ensure that information required to be disclosed by us in our public reports and filings is recorded, processed, summarized and reported within the time periods specified by applicable SEC rules and forms.

Implementing any appropriate changes to our internal controls and disclosure controls and procedures may entail substantial costs to modify our existing financial and accounting systems and internal policies, take a significant period of time to complete, and distract our officers, directors and employees from the operation of our business. These changes may not, however, be effective in establishing or maintaining the adequacy of our internal controls or disclosure controls, and any failure to maintain that adequacy, or a consequent inability to produce accurate financial statements or public reports on a timely basis, could materially adversely affect our business. Further, investors’ perceptions that our internal controls or disclosure controls are inadequate or that we are unable to produce accurate financial statements may seriously affect the price of our common stock.

We will be required to seek additional funding, and such funding may not be available on acceptable terms or at all.

We will need to obtain additional funding due to a number of factors beyond our expectations or control, including a shortfall in revenue, increased expenses, increased investment in capital equipment or the acquisition of businesses, services or technologies. Such funding may not be available on acceptable terms or at all. If we are unable to obtain sufficient funding, our business would be harmed. Even if we were able to find outside funding sources, we might be required to issue securities in a transaction that could be highly dilutive to our investors or we may be required to issue securities with greater rights than the securities we have outstanding today. We may also be required to take other actions that could lessen the value of our common stock, including borrowing money on terms that are not favorable to us. If we are unable to generate or raise capital that is sufficient to fund our operations, we may be required to curtail operations, reduce our services, defer or cancel expansion or acquisition plans or cease operations in certain jurisdictions or completely.

We believe that our capital requirements for the next twelve months will be approximately $36,000, and we do not currently have these capital resources.  After the expense of the offering, we estimate that our cash resources will allow us to operate for three months.  In order to operate for the next twelve months, we will need additional capital of approximately $27,000.

Because our common stock will be classified as “penny stock,” trading may be limited, and the share price could decline.

Because our common stock falls under the definition of “penny stock,” trading in the common stock, if any, will be limited because broker-dealers would be required to provide their customers with disclosure documents prior to allowing them to participate in transactions involving the common stock.  These disclosure requirements are burdensome to broker-dealers and may discourage them from allowing their customers to participate in transactions involving the common stock.

“Penny stocks” are equity securities with a market price below $5.00 per share other than a security that is registered on a national exchange, included for quotation on the NASDAQ system or whose issuer has net tangible assets of more than $2,000,000 and has been in continuous operation for greater than three years.  Issuers who have been in operation for less than three years must have net tangible assets of at least $5,000,000.

Rules promulgated by the Securities and Exchange Commission under Section 15(g) of the Exchange Act require broker-dealers engaging in transactions in penny stocks, to first provide to their customers a series of disclosures and documents including:

•	A standardized risk disclosure document identifying the risks inherent in investment in penny stocks;

•	All compensation received by the broker-dealer in connection with the transaction;

•	Current quotation prices and other relevant market data; and

•	Monthly account statements reflecting the fair market value of the securities.

These rules also require that a broker-dealer obtain financial and other information from a customer, determine that transactions in penny stocks are suitable for such customer and deliver a written statement to such customer setting forth the basis for this determination.

There is no existing market for our common stock and there can be no assurance that a market will develop or that we will be able to obtain a market maker to seek quotation of our securities.  If we do not obtain quotation of our securities, the value of our common stock, if any, will be further reduced.

There is no public marker for our common stock and there can be no assurance that a public market will develop if this prospectus is declared effective by the SEC.  Following effectivness, if obtained, we intend to seek to find a market maker to apply to the OTC Bulletin Board to quote our securities on it.  We have taken no steps as yet to locate a broker dealer for this purpose and can give no assurance we will be able to obtain such a broker dealer.  Moreover, we can give no assurance that even if we locate such a broker dealer, that the OTC Bulletin Board will approve our securities for quotation on it.  The lack of an active market may reduce the value of your shares and impair your ability to sell your shares at the time or price at which you wish to sell them.  An inactive market may also impair our ability to raise capital by selling additional shares of our common stock and may impair our ability to use equity-based incentives to recruit and retain employees.

Our director and executive officer will continue to exert significant control over our future direction, which could reduce the sale value of our company.

The sole Member of our Board of Directors and our executive officer own 70% of our outstanding common stock.  Accordingly, this stockholder will be able to control all matters requiring approval of our stockholder, including the election of directors and approval of significant corporate transactions.  This concentration of ownership, which could result in a continued concentration of representation on our Board of Directors, may delay, prevent or deter a change in control and could deprive our stockholders of an opportunity to receive a premium for their common stock as part of a sale of our assets.

Investors should not anticipate receiving cash dividends on our common stock.

We have never declared or paid any cash dividends or distributions on our common stock and intend to retain future earnings, if any, to support our operations and to finance expansion.  Therefore, we do not anticipate paying any cash dividends on the common stock in the foreseeable future.

There is a reduced probability of a change of control or acquisition of us due to the possible issuance of additional preferred stock.  This reduced probability could deprive our investors of the opportunity to otherwise sell our stock in an acquisition of us by others.

Our Articles of Incorporation authorize our Board of Directors to issue up to 5,000,000 shares of preferred stock, of which no shares have been issued.  Our preferred stock is issuable in one or more series and our Board of Directors has the power to fix the rights, preferences, privileges and restrictions thereof, including dividend rights, dividend rates, conversion rights, voting rights, terms of redemption, liquidation preferences and the number of shares constituting any series or designation of such series, without further vote or action by stockholders.  As a result of the existence of this “blank check” preferred stock, potential acquirers of our company may find it more difficult to, or be discouraged from, attempting to effect an acquisition transaction with, or a change of control of, our company, thereby possibly depriving holders of our securities of certain opportunities to sell or otherwise dispose of such securities at above-market prices pursuant to such transactions.

Item 2. Financial Information

MANAGEMENT’S DICUSSION AND ANALYSIS OR PLAN OF OPERATION.

Overview

This discussion discusses our business plan for the next 12 months.  It also analyzes our financial condition at April 30, 2011, and compares it to our financial condition at July 31, 2010.  This discussion summarizes the results of our operations for the three and nine month period ended April 30,, 2011 and compares it to the three and nine month period ended April 30,  2010.  This discussion and analysis should be read in conjunction with our audited financial statements for the year ended July 31, 2010, including footnotes, contained in our Annual Report on Form 10-K, and with the unaudited financial statements for the interim period ended April 30, 2011, including footnotes, which are included in this quarterly report.

Overview

We were incorporated in the State of Nevada on April 2, 2008.  Since inception, we have engaged in activities to formulate and implement our business plan.

Ability to continue as a “going concern”.  The independent registered public accounting firm’s report on our financial statements as of July 31, 2010, includes a “going concern” explanatory paragraph that describes substantial doubt about the Company’s ability to continue as a going concern.  Management’s plans in regard to the factors prompting the explanatory paragraph are discussed in the financial statements, including footnotes thereto.

Development Stage Company.  We are considered to be in the development stage as defined in the accounting standards. We have devoted substantially all of our efforts to business planning and development.  Additionally, we have allocated a substantial portion of our time and investment to bringing our product to the market, and to raising capital.  We have not yet generated significant revenue from operations.

Plan of Operation

We provide social networking and photo sharing from our website PhotoAmigo.com.  We also maintain the domain names PhotoAmigo.net, fotoamigo.com and fotoamigo.net.  These domain names all redirect incoming traffic to our main website, PhotoAmigo.com.

We believe that we can generate significant revenue from the services provided by our website.  We need to continue development of the features on the website and attract additional subscribers.  PhotoAmigo believes that its brand, product offering and future enhancements will continue to attract users and will make it a premier destination for photo sharing.  While there are established photo sharing sites on the Internet, we believe that the continued growth of sharing photos and photo blogging will create an opportunity for additional sites.  Our strategy is to engage users by offering free photo sharing and social networking services.  We believe that by offering a full suite of services for free, we can eventually get users to upgrade their membership for more photo sharing storage space.

As shown in the following table, we have slowly increased the total number of members using our free services.

July 31, 2009	October 31, 2009	January 31, 2010	April 30, 2010	July 31, 2010
4,013	4,126	4,402	4,471	4,516

To become a viable enterprise, we must further increase the number of members visiting out site and convert members from free membership to paid membership.  We did not have any members using our paid services in any of these periods.

We are unable, at this time, to predict when, if ever, our objectives will be achieved.

Liquidity and Capital Resources

As of April 30, 2011, we had a working capital deficit of $36,165, comprised of current assets of $2,905 and current liabilities of $39,070.  This represents an increase in the deficit of $29,942 from the working capital deficit of $6,223 reported as of July 31, 2010.  During the nine months ended April 30, 2011, we consumed working capital as we continued to fund our plan of operations.

We believe that our capital requirements for the next twelve months will be approximately $35,000, and we do not currently have these capital resources.  Our lack of capital resources may require us to obtain additional funding to achieve our photo sharing website development goals.  In the past we have relied on issuances of common stock to fund our operations.

We recently received cash proceeds of $14,000 from two stockholders, pursuant to notes payable agreements that are due on demand and bear interest at an annual rate of 4%.

We may seek additional financing in the form of debt or equity.  There is no assurance that we will be able to obtain any needed financing on favorable terms, or at all, or that we will find qualified purchasers for the sale of our stock.  Any sales of our securities would dilute the ownership of our existing investors.

We currently have no written or firm agreement regarding future funding requirements, and we may curtail our efforts or cease activities entirely.

We have not yet reported any revenue from operations.  To fund our operations, we issued 2,850,000 shares of common stock on April 2, 2008 for cash proceeds of $50,000.  On April 28, 2008, we issued an additional 138,000 shares of common stock for cash proceeds of $11,500.  On January 25, 2010, an additional 24,000 shares of common stock were issued for cash proceeds of $400.

From inception to April 30, 2011, cash used in operating activities was $79,696.  This has substantially exhausted our capital resources.  We have recently reduced our operating activities so that we can conserve cash.  We are currently evaluating potential strategies to develop our website and create a viable business enterprise.

Future Capital Expenditures

As of April 30, 2011, we have no plans or commitments to acquire capital assets.

Results of Operations – Three Months Ended April 30, 2011 Compared to the Three Months Ended April 30, 2010

For the three months ended April 30, 2011, we recorded a net loss of $13,604, or $.0045 per share, compared to a net loss for the corresponding period of 2010 of $4,986 or $nil per share.  In neither period did we report any revenue.

Operating expenses increased to $13,445 for the three months ended April 30, 2011, compared to $4,989 during the comparable period of 2010.  We incur employee compensation and website development expenses in connection with activities to develop our business.  We incur professional fees in connection with the activities required to prepare disclosure documents.  Consistent with our current need to conserve capital resources, we have reduced our website development expenses, our marketing expenses, and certain general and administrative expenses.  Professional fees were $7,838 during the three months ended April 30, 2011, an increase of $5,354, or 216%, compared to $2,484 recorded during the three months ended April 30,, 2010.  Substantially all of our operating expenses are incurred in connection with activities to meet current reporting requirements for a public company.  The additional expenses represent the cost of preparing information to be included in our registration statement on Form S-1.

Results of Operations – Nine Months Ended April 30, 2011 Compared to the Nine Months Ended April 30, 2010

For the nine months ended April 30, 2011, we recorded a net loss of $29,942, or $0.01 per share, compared to a net loss for the corresponding period of 2010 of $20,352 or $0.01 per share.  In neither period did we report any revenue.

Operating expenses increased to $9,382 for the nine months ended April 30, 2011, compared to $20,366 during the comparable period of 2010.  We incur employee compensation and website development expenses in connection with activities to develop our business.  We incur professional fees in connection with the activities required to prepare disclosure documents.  Consistent with our current need to conserve capital resources, we have reduced our website development expenses, our marketing expenses, and certain general and administrative expenses.  Professional fees increased to $19,994 during 2011 in connection with preparation of information to be included in our registration statement.  This represents a increase of $7,835 from professional fees of $12,159 reported during the nine months ended April 30, 2010.  Substantially all of our operating expenses are incurred in connection with activities to meet current reporting requirements for a public company and we recently completed the preparation of information to be included in our registration statement on Form S-1.

Critical Accounting Policies

There have been no changes in our critical accounting policies since July 31, 2010.

Forward-Looking Statements

This Form 10-Q contains or incorporates by reference “forward-looking statements,” as that term is used in federal securities laws, about our financial condition, results of operations and business.  These statements include, among others:

- statements concerning the benefits that we expect will result from our business activities and results of business development that we contemplate or have completed, such as increased revenues; and

- statements of our expectations, beliefs, future plans and strategies, anticipated developments and other matters that are not historical facts.

These statements may be made expressly in this document or may be incorporated by reference to other documents that we will file with the SEC.  You can find many of these statements by looking for words such as “believes,” “expects,” “anticipates,” “estimates” or similar expressions used in this report or incorporated by reference in this report.

These forward-looking statements are subject to numerous assumptions, risks and uncertainties that may cause our actual results to be materially different from any future results expressed or implied in those statements.  Because the statements are subject to risks and uncertainties, actual results may differ materially from those expressed or implied.  We caution you not to put undue reliance on these statements, which speak only as of the date of this report.  Further, the information contained in this document or incorporated herein by reference is a statement of our present intention and is based on present facts and assumptions, and may change at any time and without notice, based on changes in such facts or assumptions.

Item 3. Properties

Photoamigo owns no property.

Photoamigo uses the offices of its Chief Executive Officer for its minimal office facility needs for no consideration.

Item 4. Security Ownership of Certain Beneficial Owners and Management

Principal Shareholders

The following table sets forth the beneficial ownership of our common stock as of the date of this prospectus, and as adjusted to reflect the sale of the minimum and maximum shares offered hereby.

The table includes:

•      each person known to us to be the beneficial owner of more than five percent of the outstanding shares;
•      each of our directors; and
•      each named executive officer.

	Shares Beneficially Owned
Name and Address	Number	Percent
Robert Heckes (1) 2532 Foothill Rd. Santa Barbara, CA 93105	200,000	6.6%

Gary A. Agron 5445 DTC Parkway, Suite 520 Greenwood Village, CO 80111	883,334	29.5%

Iliff Street Capital, LLC Jennifer Frenkel, Sole Member Greenwood Village, CO 80111	883,333	29.5%

Underwood Family Partners, LTD L. Michael Underwood, General Partner 5 Eagle Pointe Lane Castle Rock, CO 80101	764,333	25.4%

All directors and executive officers as a group (1 person)	200,000	6.6%

(1) Officer and Director

Item 5. Directors and Executive Officers.

Name	Age	Position	Since
Robert Heckes	45	President, Chief Executive Officer, Chief	2008
		Financial Officer and Director

Robert Heckes founded our business as a sole proprietorship in March 2006 and has operated the business since that date.  He was appointed Chief Executive Officer, Chief Financial Officer and sole director in April 2008.  Since 2006, he has been a licensed real estate agent with Sotheby’s International Realty and devotes 20% of his time to our affairs.

Item 6. Executive Compensation

We do not pay any compensation to executive officers and directors.  We do not have key person life insurance on our sole executive officer’s life.

Item 7. Certain Relationship and Related Transactions, and Director Independence

Mr. Heckes our sole officer and director, provides us office space at no charge to us.

Item 8. Legal Proceedings

We are not a party to any litigation and, to our knowledge, no action, suit or proceedings have been threatened against us.

Item 9. Market Price and Dividends on the Registrant’s Common Equity and Related Stockholder Matters

                (a)           Market Information.

None of our securities is publicly traded.

                (b)           Holders.

As of July 22, 2011, a total of 3,012,000 shares of our common stock were outstanding, owned by approximately 33 individuals.

                (c)           Dividends.

We have not paid any dividends since it is inception.  We currently intend to retain any earnings for use in our business, and therefore do not anticipate paying dividends in the foreseeable future.

Item 10. Recent Sale of Unregistered Securities

None.

Item 11. Description of Registrant’s Securities to be Registered

Common Stock

                We are authorized to issue up to 100,000,000 shares of common stock with a par value of $.001.  As of the date of this prospectus, there are 3,012,000 shares of common stock issued and outstanding.

                The holders of common stock are entitled to one vote per share on each matter submitted to a vote of shareholders.  In the event of liquidation, holders of common stock are entitled to share ratably in the distribution of assets remaining after payment of liabilities, if any.  Holders of common stock have no cumulative voting rights, and, accordingly, the holders of a majority of the outstanding shares have the ability to elect all of the directors.  Holders of common stock have no preemptive or other rights to subscribe for shares.  Holders of common stock are entitled to such dividends as may be declared by the board of directors out of funds legally available therefor.  The outstanding common stock is validly issued, fully paid and non-assessable.

Dividend

                We anticipate that we will retain all of our future earnings, if any, for use in the operation and expansion of our business.  We do not anticipate paying any cash dividends on our common stock in the foreseeable future.

Preferred Stock

We are authorized to issue 5,000,000 shares of preferred stock with a par value of $.001.  The preferred stock may be issued in series from time to time with such designation, rights, preferences and limitations as our board of directors may determine by resolution.  The rights, preferences and limitations of separate series of preferred stock may differ with respect to such matters as may be determined by our board of directors, including, without limitation, the rate of dividends, method and nature of payment of dividends, terms of redemption, amounts payable on liquidation, sinking fund provisions (if any), conversion rights (if any) and voting rights.  As of the date of this prospectus, there are no shares of preferred stock issued and outstanding.

Transfer Agent

We have appointed Corporate Stock Transfer, Inc. (“CST”) as the transfer agent for our common stock. The principal office of CST is located at 3200 Cherry Creek Drive South, Suite 430, Denver, CO  80209 and its telephone number is (303) 282-4800.

Item 12. Indemnification of Directors and Officers

                Our charter provides that, to the fullest extent that limitations on the liability of directors and officers are permitted by the Nevada Revised Statutes, no director or officer of the company shall have any liability to the company or its shareholders for monetary damages.  The Nevada Revised Statutes provide that a corporation’s charter may include a provision which restricts or limits the liability of its directors or officers to the corporation or its shareholders for money damages except:  (1) to the extent that it is provided that the person actually received an improper benefit or profit in money, property or services, for the amount of the benefit or profit in money, property or services actually received, or (2) to the extent that a judgment or other final adjudication adverse to the person is entered in a proceeding based on a finding in the proceeding that the person’s action, or failure to act, was the result of active and deliberate dishonesty and was material to the cause of action adjudicated in the proceeding.  The company’s charter and bylaws provide that the company shall indemnify and advance expenses to its currently acting and its former directors to the fullest extent permitted by the Nevada Revised Business Corporations Act and that the company shall indemnify and advance expenses to its officers to the same extent as its directors and to such further extent as is consistent with law.

                The charter and bylaws provide that we will indemnify our directors and officers and may indemnify our employees or agents to the fullest extent permitted by law against liabilities and expenses incurred in connection with litigation in which they may be involved because of their offices with Photoamigo, Inc.  However, nothing in our charter or bylaws of the company protects or indemnifies a director, officer, employee or agent against any liability to which he would otherwise be subject by reason of willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his office.  To the extent that a director has been successful in defense of any proceeding, the Nevada Revised Statutes provide that he shall be indemnified against reasonable expenses incurred in connection therewith.

                Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Company pursuant to the foregoing provisions, or otherwise, the Company has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy and is, therefore, unenforceable.

Item 13.  Financial Statements and Supplementary Data

See Item 15.

Item 14. Changes in and Disagreements with Accountants and Accounting and Financial Disclosure

                There have been no disagreements on accounting and financial disclosures nor any change in accountants since our inception on April 2, 2008.

Item 15. Financial Statements and Exhibits

99.1           Financial statements for the year ended July 31, 2010 are incorporated by reference to our Form 10-K for the year ended July 31, 2010, filed January 28, 2011.

99.2           Financial statements for the quarter ended April 30, 2011 are incorporated by reference to our Form 10-Q for the quarter ended April 30, 2011, filed June 6, 2011.

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

PHOTOAMIGO, INC.

Date: July 29, 2011	By:	/s/ Robert Heckes
Robert Heckes
Director, Chief Executive Officer, and Chief Financial Officer